EXHIBIT 99.1

Colliers International reports strong financial results for second quarter

Revenue up 18% (21% in local currency) driving solid increase to earnings

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS measures)	2016	2015	2016	2015

Revenues	$482.5	$409.8	$858.6	$745.6
Adjusted EBITDA (note 1)	52.8	44.6	75.0	59.1
Adjusted EPS (note 2)	0.63	0.58	0.82	0.69

GAAP Operating Earnings	37.6	(16.7)	46.5	(14.4)
GAAP EPS from continuing operations	0.55	(0.79)	0.37	(0.58)

TORONTO, July 26, 2016 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) today reported strong financial results for its second quarter ended June 30, 2016. All amounts are in US dollars.

Revenues for the second quarter were $482.5 million, an 18% increase (21% in local currency) relative to the same quarter in the prior year and Adjusted EBITDA (note 1) was $52.8 million, up 18% (23% in local currency). Adjusted EPS (note 2) was $0.63, up 9% versus the prior year quarter, impacted by a higher income tax rate. Second quarter Adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP Operating Earnings were $37.6 million, relative to a loss of $16.7 million in the prior year period. GAAP EPS from continuing operations was $0.55 per share in the quarter, versus a loss of $0.79 per share for the same quarter a year ago. Second quarter GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates. Prior year GAAP Operating Earnings and GAAP EPS results included one-time costs related to the separation from FirstService Corporation completed on June 1, 2015.

For the six months ended June 30, 2016, revenues were $858.6 million, a 15% increase (19% in local currency) relative to the comparable prior year period and Adjusted EBITDA was $75.0 million, up 27% (32% in local currency). Adjusted EPS was $0.82, up 19% versus the prior year period, impacted by a higher income tax rate. Year-to-date Adjusted EPS would have been approximately $0.05 higher excluding foreign exchange impacts.  GAAP Operating Earnings were $46.5 million, relative to a loss of $14.4 million in the prior year period. GAAP EPS from continuing operations for the six month period was $0.37 per share, compared to a loss of $0.58 per share in the prior year period. Year-to-date GAAP EPS would have been approximately $0.05 higher excluding changes in foreign exchange rates. Prior year GAAP Operating Earnings and GAAP EPS results included one-time costs related to the separation from FirstService Corporation completed on June 1, 2015.

“Colliers delivered excellent results in the second quarter despite key operating currencies declining against the US dollar and negatively impacting our results on a reported basis. Strong internal growth continued in most major markets, especially in the Americas region,” said Jay S. Hennick, Chairman and CEO of Colliers International. “Since the beginning of the second quarter, and shortly after, we have expanded operations in Florida, Michigan and New York and added to our project and development management services business in the Northeast US. With a disciplined growth strategy, long-term track record of success and strong balance sheet, Colliers International is better positioned than ever to continue capitalizing on growth opportunities and strengthening the Colliers International brand and global platform,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is an industry leading global real estate services company with more than 16,000 skilled professionals operating in 66 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended			Six months ended
(in thousands of US$)	June 30		Growth	June 30		Growth
(LC = local currency)	2016	2015	in LC %	2016	2015	in LC %

Outsourcing & Advisory	$179,809	$158,268	17%	$339,627	$290,792	22%
Lease Brokerage	151,807	136,880	13%	264,692	241,494	13%
Sales Brokerage	150,920	114,684	34%	254,325	213,308	22%

Total revenues	$482,536	$409,832	21%	$858,644	$745,594	19%

Consolidated revenues for the second quarter grew 21% on a local currency basis, with each service line contributing strongly. Consolidated internal revenue growth in local currencies was 11% with the balance coming from acquisitions completed during the past year.

For the six months ended June 30, 2016, consolidated revenues grew 19% on a local currency basis with each service line contributing strongly. Year-to-date consolidated internal revenue growth in local currencies was 9% with the balance coming from acquisitions completed during the past year.

Segmented Quarterly Results
The Americas region’s revenues totalled $263.0 million for the second quarter compared to $205.8 million in the prior year quarter, up 28% (30% on a local currency basis). Local currency revenue growth was comprised of 14% internal growth and 16% growth from recent acquisitions. Internal growth for the quarter was driven by Sales Brokerage and Outsourcing & Advisory revenues in the US and Canada. Adjusted EBITDA was $28.4 million, up 63% from the prior year quarter as a result of operating leverage and the impact of acquisitions. GAAP Operating Earnings were $22.6 million, up 89%.

EMEA region revenues totalled $117.2 million for the second quarter compared to $105.1 million in the prior year quarter, up 11% (14% on a local currency basis). Local currency revenue growth was comprised of 6% internal growth and 8% growth from recent acquisitions. Internal growth was driven by strong Outsourcing & Advisory services activity, particularly project management. Adjusted EBITDA was $17.1 million, versus $17.8 million in the prior year quarter, and was primarily impacted by revenue mix, with project management assignments generating lower margins in the quarter compared to other services, and the timing of certain expenses. GAAP Operating Earnings were $11.7 million, versus $13.1 million in the prior year quarter.

Asia Pacific region revenues totalled $102.1 million for the second quarter compared to $98.7 million in the prior year quarter, up 3% (9% on a local currency basis), entirely from internal growth with foreign exchange impacting results in the US dollar reporting currency. Growth was driven by solid Sales Brokerage activity in the Australia and New Zealand markets, offset by a modest decline in revenues in Asia. Adjusted EBITDA was $10.5 million versus $12.1 million in the prior year quarter, and was impacted by significant additions of key personnel in several Asian markets. GAAP Operating Earnings were $9.1 million, versus $10.7 million in the prior year period.

Global corporate costs were $3.1 million in the second quarter, relative to $2.7 million in the prior year period. The GAAP Operating Loss for the second quarter was $5.8 million, relative to $52.5 million in the prior period, with the prior period impacted by costs related to the separation from FirstService Corporation completed on June 1, 2015.

Consolidation of Global Leadership to Toronto
During the second quarter, coinciding with Colliers’ first anniversary as an independent public company, the Company implemented a plan to consolidate global leadership in Toronto, with Seattle and Vancouver continuing as shared services centres. The plan resulted in the downsizing of the Seattle office and a modest headcount reduction. Restructuring costs incurred during the quarter totalled $2.8 million and are reflected as reconciling items in the computation of Adjusted EBITDA and Adjusted EPS. The plan will be completed, and additional costs of approximately $1.5 million will be incurred, during the third quarter of 2016.

Conference Call
Colliers will be holding a conference call on Tuesday, July 26, 2016 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and factors are identified in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) corporate costs allocated to spin-off; (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to incur debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$23,756	$(21,359)	$27,787	$(21,319)
Income tax	12,861	3,365	15,931	2,849
Other income, net	(1,220)	(310)	(1,820)	174
Interest expense, net	2,227	1,556	4,591	3,891
Operating earnings (loss)	37,624	(16,748)	46,489	(14,405)
Depreciation and amortization	10,616	9,683	21,649	18,274
Acquisition-related items	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Corporate costs allocated to spin-off	-	727	-	2,010
Restructuring costs	2,776	-	2,776	-
Stock-based compensation expense	806	1,197	2,018	2,692
Adjusted EBITDA	$52,795	$44,565	$74,977	$59,148

2. Reconciliation of net earnings (loss) from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) corporate costs allocated to spin-off; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$23,756	$(21,359)	$27,787	$(21,319)
Non-controlling interest share of earnings	(5,559)	(7,421)	(7,973)	(8,820)
Amortization of intangible assets	4,792	4,204	10,428	7,631
Acquisition-related items	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Corporate costs allocated to spin-off	-	741	-	2,048
Restructuring costs	2,776	-	2,776	-
Stock-based compensation expense	806	1,197	2,018	2,692
Income tax on adjustments	(2,548)	(5,461)	(4,239)	(7,470)
Non-controlling interest on adjustments	(432)	-	(934)	(163)
Adjusted net earnings	$24,564	$21,607	$31,908	$25,176

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2016	2015	2016	2015

Diluted net earnings (loss) per share from continuing operations	$0.55	$(0.79)	$0.37	$(0.58)
Non-controlling interest redemption increment	(0.08)	0.01	0.14	(0.25)
Amortization of intangible assets, net of tax	0.08	0.08	0.17	0.14
Acquisition-related items	0.02	0.03	0.05	0.06
Spin-off stock-based compensation costs	-	0.96	-	0.97
Spin-off transaction costs, net of tax	-	0.25	-	0.25
Corporate costs allocated to spin-off, net of tax	-	0.01	-	0.04
Restructuring costs, net of tax	0.04	-	0.04	-
Stock-based compensation expense, net of tax	0.02	0.03	0.05	0.06
Adjusted earnings per share	$0.63	$0.58	$0.82	$0.69

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2016	2015	2016	2015

Revenues	$482,536	$409,832	$858,644	$745,594

Cost of revenues	294,968	239,889	531,835	448,010
Selling, general and administrative expenses	138,355	127,302	256,626	243,138
Depreciation	5,824	5,479	11,221	10,643
Amortization of intangible assets	4,792	4,204	10,428	7,631
Acquisition-related items (1)	973	1,172	2,045	2,043
Spin-off stock-based compensation costs (2)	-	35,400	-	35,400
Spin-off transaction costs (3)	-	13,134	-	13,134
Operating earnings (loss)	37,624	(16,748)	46,489	(14,405)
Interest expense, net	2,227	1,556	4,591	3,891
Other expense (income)	(1,220)	(310)	(1,820)	174
Earnings (loss) before income tax	36,617	(17,994)	43,718	(18,470)
Income tax	12,861	3,365	15,931	2,849
Net earnings (loss) from continuing operations	23,756	(21,359)	27,787	(21,319)
Discontinued operations, net of income tax (4)	-	3,041	-	1,103
Net earnings (loss)	23,756	(18,318)	27,787	(20,216)
Non-controlling interest share of earnings	5,559	7,421	7,973	8,820
Non-controlling interest redemption increment	(3,205)	321	5,608	(9,020)
Net earnings (loss) attributable to Company	$21,402	$(26,060)	$14,206	$(20,016)

Net earnings (loss) per common share
Basic
Continuing operations	$0.55	$(0.79)	$0.37	$(0.58)
Discontinued operations	-	0.08	-	0.03
	$0.55	$(0.71)	$0.37	$(0.55)

Diluted
Continuing operations	$0.55	$(0.79)	$0.37	$(0.58)
Discontinued operations	-	0.08	-	0.03
	$0.55	$(0.71)	$0.37	$(0.55)

Adjusted earnings per share (5)	$0.63	$0.58	$0.82	$0.69

Weighted average common shares (thousands)
Basic	38,594	36,608	38,576	36,241
Diluted	38,875	37,003	38,839	36,632

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) Stock-based compensation costs related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for publicly traded shares of Colliers International Group Inc., in connection with the spin-off completed on June 1, 2015.
(3) Transaction costs related to the spin-off of FirstService Corporation completed on June 1, 2015.
(4) Discontinued operations comprise FirstService Corporation, which was spun off on June 1, 2015.
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2016	December 31, 2015	June 30, 2015

Assets
Cash and cash equivalents	$96,682	$116,150	$123,724
Accounts receivable	291,156	298,466	269,240
Prepaids and other assets	93,923	81,363	83,944
Current assets	481,761	495,979	476,908
Other non-current assets	35,759	23,209	24,747
Fixed assets	63,764	62,553	63,910
Deferred income tax, net	76,701	84,038	89,136
Goodwill and intangible assets	472,856	426,642	404,406
Total assets	$1,130,841	$1,092,421	$1,059,107

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$389,501	$455,243	$355,976
Other current liabilities	18,587	20,698	15,899
Long-term debt - current	2,200	3,200	5,534
Current liabilities	410,288	479,141	377,409
Long-term debt - non-current	337,297	257,747	375,599
Other liabilities	55,341	48,034	44,411
Deferred income tax, net	18,725	18,414	19,568
Redeemable non-controlling interests	140,632	139,592	133,819
Shareholders' equity	168,558	149,493	108,301
Total liabilities and equity	$1,130,841	$1,092,421	$1,059,107

Supplemental balance sheet information
Total debt	$339,497	$260,947	$381,133
Total debt, net of cash	242,815	144,797	257,409
Net debt / pro forma adjusted EBITDA ratio	1.2	0.8	1.6

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2016	2015	2016	2015

Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$23,756	$(21,359)	$27,787	$(21,319)
Items not affecting cash:
Depreciation and amortization	10,616	9,683	21,649	18,274
Spin-off stock-based compensation	-	35,400	-	35,400
Deferred income tax	3,430	(4,158)	4,087	(5,489)
Other	6,864	5,040	8,193	5,110
	44,666	24,606	61,716	31,976

Net change from assets/liabilities
Accounts receivable	(38,047)	(23,483)	11,260	20,203
Payables and accruals	16,359	49,661	(84,835)	(76,581)
Other	4,173	(1,060)	(4,133)	(19,632)
Contingent acquisition consideration paid	-	(141)	-	(1,173)
Discontinued operations	-	9,373	-	29,416
Net cash provided by (used in) operating activities	27,151	58,956	(15,992)	(15,791)

Investing activities
Acquisition of businesses, net of cash acquired	(9,751)	(16,784)	(46,326)	(17,274)
Purchases of fixed assets	(6,495)	(9,752)	(10,682)	(11,302)
Other investing activities	(7,778)	(3,244)	(13,920)	(3,388)
Discontinued operations	-	(3,601)	-	(10,448)
Net cash used in investing activities	(24,024)	(33,381)	(70,928)	(42,412)

Financing activities
(Decrease) increase in long-term debt, net	21	(4,390)	86,488	48,733
Purchases of subsidiary shares from non-controlling interests, net	(4,257)	(2,277)	(3,637)	(893)
Dividends paid to common shareholders	-	-	(1,541)	(3,581)
Distributions paid to non-controlling interests	(5,143)	(1,847)	(10,259)	(7,488)
Other financing activities	(212)	(2,906)	978	(1,329)
Net cash (used in) provided by financing activities	(9,591)	(11,420)	72,029	35,442

Effect of exchange rate changes on cash	(4,322)	(11,133)	(4,577)	(10,308)

(Decrease) increase in cash and cash equivalents	(10,786)	3,022	(19,468)	(33,069)

Cash and cash equivalents, beginning of period	107,468	120,702	116,150	156,793

Cash and cash equivalents, end of period	$96,682	$123,724	$96,682	$123,724

Cash flows excluding discontinued operations
Operating activities	$27,151	$49,583	$(15,992)	$(45,207)
Investing activities	(24,024)	(29,780)	(70,928)	(31,964)

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2016
Revenues	$262,964	$117,177	$102,122	$273	$482,536
Adjusted EBITDA	28,360	17,086	10,488	(3,139)	52,795
Operating earnings (loss)	22,581	11,747	9,127	(5,831)	37,624

2015
Revenues	$205,768	$105,135	$98,697	$232	$409,832
Adjusted EBITDA	17,364	17,800	12,092	(2,691)	44,565
Operating earnings (loss) (1)	11,936	13,080	10,688	(52,452)	(16,748)

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2016
Revenues	$473,509	$216,092	$168,563	$480	$858,644
Adjusted EBITDA	49,971	16,525	13,770	(5,289)	74,977
Operating earnings (loss)	39,538	5,858	11,061	(9,968)	46,489

2015
Revenues	$389,494	$186,846	$168,801	$453	$745,594
Adjusted EBITDA	30,700	17,822	17,978	(7,352)	59,148
Operating earnings (loss) (1)	21,609	9,704	15,157	(60,875)	(14,405)

 (1) Operating loss of Corporate for the three month and six month periods ended June 30, 2015 includes $35,400 of spin-off stock-based compensation costs and $13,134 of spin-off transaction costs.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500